# SEC Schedule 13D/A (Amendment No. 7) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JX Luxventure Group Inc., CIK 0001546383
CUSIP: Y46002401
Title of class of securities: Common stock, par value $0.0001 per share
Address of issuer's principal executive offices: Bin Hai Da Dao No. 270 Lang Qin Wan Guo, Ji Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City, Hainan Province, China (F4), 570100
Date of event which requires filing of this statement: 04/10/2026
Filed by CIK 0001888095
Persons authorized to receive notices and communications: Sun Lei, Bin Hai Da Dao No. 270 Lang Qin Wan Guo, Ji Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City, Hainan Province, China (F4), 570100, (86) 595 8889 6198

## Reporting persons
- Sun Lei (CIK 0001888095): type of reporting person: individual (IN); citizenship or place of organization: China (F4); source of funds: personal funds (PF); sole voting power 2,600,523; shared voting power 0; sole dispositive power 2,600,523; shared dispositive power 0; aggregate amount beneficially owned 2,600,523 (29.02% of the class)
  Comment: (1) Consists of: (a) 2,595,473 shares of common stock, $0.0001 par value (the "Common Stock"), including 350 shares of Common Stock held directly by Happy Brilliance Limited, a Cayman Islands company in which the Reporting Person has 100% ownership, and the sole voting and dispositive power over the shares held by Happy Brilliance Limited; (b) 2,067 shares of Common Stock issuable upon conversion of 1,240,000 shares of Series A Preferred Stock; (c) 1,250 shares of Common Stock issuable upon conversion of 150,000 shares of Series C Convertible Preferred Stock and (d) 1,733 shares of Common Stock issuable upon conversion of 80,000 shares of Series D Preferred Stock.
  
  (2) The percentage is based on 9,276,831 shares of Common Stock of the Issuer outstanding as of April 10, 2026, as disclosed by the Issuer in the current report on Form 6-K. The share information of Common Stock and shares convertible into Common Stock in this Amendment No. 7 have been retroactively adjusted, to give effect to a 1-for-10 reverse stock split of the Issuer Common Stock, effective as of April 26, 2023, a 1-for-4 reverse stock split of the Issuer's Common Stock, effective as of December 27, 2024 and a 1-for-15 reverse stock split of the Issuer's Common Stock, effective as of November 21, 2025 (the "Reverse Stock Splits").

## Item 1. Security and Issuer
Title of class of securities: Common stock, par value $0.0001 per share
Name of issuer: JX Luxventure Group Inc.
Address of issuer's principal executive offices: Bin Hai Da Dao No. 270 Lang Qin Wan Guo, Ji Du Jia Cun Zong He Lou Xiu Ying Dist, Haikou City, Hainan Province, China (F4), 570100
Comment:
Explanatory Note

This Amendment No. 7 ("Amendment No. 7") to Schedule 13D relates to the shares of common stock, $0.0001 par value (the "Common Stock"), of JX Luxventure Group Inc., a corporation organized under the laws of the Republic of Marshall Islands (the "Issuer"), and amends the initial statement on Schedule 13D filed by the Reporting Person on October 21, 2021, Amendment No. 1 filed by the Reporting Person on June 6, 2022, Amendment No. 2 filed by the Reporting Person on March 30, 2023, Amendment No. 3 filed by the Reporting Person on May 3, 2023, Amendment No. 4 filed by the Reporting Person on July 21, 2025, Amendment No. 5 filed by the Reporting Person on September 29, 2025, and Amendment No. 6 filed by the Reporting Person on January 6, 2026 (collectively, "Schedule 13D"). Except as specifically provided herein, Amendment No. 7 does not modify any of the information previously reported in Schedule 13D. The share and per share information of Common Stock and shares convertible into Common Stock in Amendment No. 7 reflects the Reverse Stock Splits. Capitalized terms used but not defined in this Amendment No. 7 shall have the same meanings herein as are ascribed to such terms in Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of Schedule 13D is hereby amended and restated as follows:

(a) On December 9, 2020, the Reporting Person acquired 389 shares of Common Stock under the Stock Purchase Agreement dated December 9, 2020, in exchange for the Reporting Person's obligation to make certain payments on behalf of the Issuer for the two years thereafter. Also on that date, Happy Brilliance Limited, a company in which the Reporting Person has 100% ownership, acquired 350 shares of Common Stock pursuant to the Share Exchange Agreement, dated December 9, 2020 by and among the Issuer, Flower Crown Holding, a corporation organized under the laws of the Cayman Islands, and shareholders of Flower Crown Holding.

(b) 333 shares were issued to the Reporting Person by the Issuer as compensation on September 1, 2021.

(c) On September 1, 2021, the Reporting Person purchased from the Issuer 150,000 shares of Series C Convertible Preferred Stock at the total subscription price of $1,500,000, convertible into 1,250 shares of Common Stock without any additional payment.

(d) On May 22, 2022, the Reporting Person received 1,667 shares of Common Stock, as compensation from the Issuer pursuant to the employment agreement between the Issuer and the Reporting Person dated June 22, 2021.

(e) On March 28, 2023, the Reporting Person acquired in privately negotiated transactions: (i) 2,533 shares of Common Stock for the total purchase price of $1,780,000; (ii) 1,240,000 shares of Series A Convertible Preferred Stock, for the total purchase price of $1,240,000; convertible into 2,067 shares of Common Stock at any time without any additional payment; and (iii) 80,000 shares of Series D Convertible Preferred Stock for the total purchase price of $2,080,000, convertible into 1,733 shares of Common Stock at any time without any additional payment.

(f) On July 14, 2025, the Reporting Person acquired 33,337 shares of Common Stock from the Issuer in exchange for cancellation of $510,000, representing a portion of the total outstanding amount due owed by the Issuer to the Reporting Person.

(g) On September 25, 2025, the Reporting Person acquired 156,863 shares of Common Stock from the Issuer in exchange for cancellation of $2,000,000 by the Reporting Person, representing a portion of the total outstanding amount due by the Issuer to the Reporting Person.

(h) On January 2, 2026, the Reporting Person acquired 300,000 shares of Common Stock from the Issuer in exchange for cancellation of $1,470,000 by the Reporting Person, representing a portion of the total outstanding amount due by the Issuer to the Reporting Person.

(i) On April 10, 2026, the Reporting Person acquired 2,100,000 shares of Common Stock from the Issuer in exchange for cancellation of $6,270,600 by the Reporting Person, representing a portion of the total outstanding amount due by the Issuer to the Reporting Person.

For all shares acquired for cash, the source of the funds was the Reporting Person's personal funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of Schedule 13D is hereby amended as follows:

On March 26, 2026, the Reporting Person and the Issuer entered into a debt exchange agreement, pursuant to which on April 10, 2026, the Issuer issued to the Reporting Person 2,100,000 shares of Common Stock, at the price of $ 2.986 per share, in exchange for the cancellation of $6,270,600 by the Reporting Person, representing a portion of the total outstanding amount due by the Issuer to the Reporting Person.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 of Schedule 13D is hereby amended and restated as follows:

The information set forth on the cover page of Amendment No. 7 is hereby incorporated by reference into this Item 5.

## Signatures
- Sun Lei: /s/ Sun Lei, Sun Lei (04/14/2026)